Exhibit 99.3

CONTINENTAL ENERGY CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CONTINENTAL ENERGY CORPORATION (the "Company") on Form 20-F for the period ended July 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard McAdoo, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ Richard McAdoo

Richard McAdoo

President and CEO

(Principal Executive Officer)

December 31, 2003

CONTINENTAL ENERGY CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CONTINENTAL ENERGY CORPORATION (the "Company") on Form 20-F for the period ended July 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary R. Schell, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ Gary R. Schell

Gary Schell

Chief Financial Officer

December 31, 2003